Press Information

March 30, 2016

Philips convenes the 2016 Annual General Meeting of Shareholders
AGM will be held on May 12, 2016

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes the 2016 Annual General Meeting of Shareholders (AGM) and publishes the agenda with explanatory notes. The agenda includes the proposal to re-appoint Neelam Dhawan as a member of the Supervisory Board.

The AGM will be held at the Hilton Amsterdam hotel (Apollolaan 138, Amsterdam) on Thursday May 12, 2016, beginning at 14:00 hours CET.

Click here to view agenda with explanatory notes, the Annual Report 2015 (which was published on February 23, 2016), the binding recommendation and other documents relevant for the AGM.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Leandro Mazzoni
Philips Investor Relations
Phone: +31 20 5977055
Email: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. The company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ wholly owned subsidiary Philips Lighting is the global leader in lighting products, systems and services. Headquartered in the Netherlands, Philips posted 2015 sales of EUR 24.2 billion and employs approximately 104,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.